UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2007

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited
Date:	October 31, 2007	By:	/s/ Kang Xin
			Name:	Kang Xin
			Title:	Company Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated October 30, 2007.

Exhibit 99.1

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

ANNOUNCEMENT

The Board hereby announces certain selected unaudited key operational statistics of the Group for the third quarter of 2007 (ended 30 September 2007). The comparative statistics for the third quarter of 2006 (ended 30 September 2006) are also disclosed in this announcement.

The Board of Directors of CNOOC Limited (the “Company”) (the “Board”) hereby announces certain selected unaudited key operational statistics of the Company and its subsidiaries (the “Group”) for the third quarter of 2007 (ended 30 September 2007). The comparative statistics for the third quarter of 2006 (ended 30 September 2006) are also disclosed in this announcement.

The Company's unaudited oil and gas revenue for the third quarter of 2007 amounted to RMB 18.2 billion (equivalent to US$2.39 billion). The Company also achieved a total net daily production of 476,937 barrels of oil equivalent (BOE), an increase of 3.8% from the same period in 2006, which exceeded our expectation, mainly attributable to Liuhua 11-1 and overseas production growth.

In the third quarter of 2007, the Company’s net production offshore China was almost flat from the same quarter last year, reaching 417,482 barrels of oil equivalent (BOE) per day. Crude oil and liquids production offshore China was 347,627 barrels per day. Gas production offshore China was 407 million cubic feet per day. Net production overseas was 59,455 BOE per day, an increase of 43.0%, largely due to increases of production volume from NWS LNG project in Australia.

Total unaudited revenues were RMB18.3 billion (equivalent to US$2.41 billion) for the third quarter of 2007. In the third quarter of 2007, the Company’s realized crude oil price was US$ 67.37 per barrel, representing a year-on-year (“YOY”) increase of 9.0%. The Company's realized gas price was US$3.42 per thousand cubic feet, representing a YOY growth of 1.0%.

In the third quarter of 2007, SES Gas Project Phase II in Indonesia has started production. On exploration side, the Company independently made one new discovery offshore China, namely Panyu 10-2. The Company also successfully made eleven appraisal wells offshore China in the third quarter, which will contribute to our reserve growth in the near future.

The Company’s development projects announced at the beginning of this year were progressing on track. The Company's development capital expenditure increased by 54.6% to RMB 5,850 million (equivalent to US$771 million) , compared to the same period last year, due to most of our major development projects were still in process for the third quarter of 2007. Meanwhile, exploration capital expenditure increased by 42.0% to RMB1,183 million (equivalent to US$156 million), compared to the same period last year, as a result of intensified exploration activities.

Third Quarter and Year-to-Date Production Summary

	2006		2007
Crude Oil & Liquids (b/d)	Q3	YTD	Q3	YTD
Bohai Bay	203,570	202,819	207,516	209,520
Western South China Sea	37,237	41,841	37,243	34,518
Eastern South China Sea	108,620	108,010	101,378	104,159
East China Sea	1,472	1,496	1,489	1,425
Overseas	21,449	21,661	25,660	25,759

Subtotal (b/d)	372,348	375,827	373,287	375,380

Natural Gas (mmcf/d)
Bohai Bay	54	62	69	68
Western South China Sea	285	241	287	259
Eastern South China Sea	30	21	28	27
East China Sea	17	18	23	24
Overseas	119	112	188	188

Subtotal (mmcf/d)	505	454	595	566

Total Production (boe/d)	459,460	454,111	476,937	473,406

Third Quarter and Year-to-Date Revenue and Expenditure (Unaudited)

	RMB millions				US$ millions
	2006		2007		2006		2007
	Q3	YTD	Q3	YTD	Q3	YTD	Q3	YTD
Sales Revenue
Crude oil and liquids	17,180	50,793	16,789	47,642	2,154	6,336	2,214	6,199
Natural Gas	1,202	3,063	1,366	3,735	150	382	180	486
Marketing Revenue, net	168	411	106	235	21	51	14	31
Others	42	84	3	69	5	10	1	9
Total	18,592	54,351	18,264	51,681	2,331	6,780	2,409	6,725

Capital Expenditures
Exploration	833	1,982	1,183	3,512	104	247	156	457
Development	3,784	14,014	5,850	17,819	475	1,748	772	2,319

Total	4,617	15,996	7,033	21,331	579	1,995	927	2,776

For the purpose of this announcement, unless otherwise indicated, an exchange rate of US$1 = RMB7.5833 has been used for the third quarter of 2007 and an exchange rate of US$1 = RMB7.6853 has been used for the nine months ended 30 September 2007, whilst an exchange rate of US$1 = RMB7.9758 has been used for the third quarter of 2006 and an exchange rate of US$1 = RMB8.0169 has been used for the nine months ended 30 September 2006, where applicable, for purpose of illustration only and does not constitute a representation that any amounts have been, could have been or may be exchanged or converted at the above rates or at any other rate at all.

As at the date of this announcement, the Board comprises the following:

Executive Directors Fu Chengyu (Chairman) Zhou Shouwei Wu Guangqi Yang Hua Non-executive Directors Luo Han Cao Xinghe Wu Zhenfang	Independent Non-executive Directors: Edgar W. K. Cheng Chiu Sung Hong Evert Henkes Lawrence J. Lau Tse Hau Yin, Aloysius

By Order of the Board CNOOC Limited Kang Xin Company Secretary

Hong Kong, 30 October 2007